Exhibit 99.2

# INTERIM REPORT

## Consolidated Financial Statements

First Quarter
December 31st, 2006

AXCAN PHARMA

AXCAN PHARMA INC.

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share related data)

	December 31,	September 30,
	2006	2006
	(unaudited)
	$	$
Assets

Current assets
Cash and cash equivalents	154,615	55,830
Short-term investments, available for sale	46,940	117,151
Accounts receivable, net	32,464	30,939
Income taxes receivable	12,773	8,987
Inventories (Note 2)	37,006	37,349
Prepaid expenses and deposits	4,082	3,699
Deferred income taxes	7,937	8,423
Total current assets	295,817	262,378

Property, plant and equipment, net	28,394	28,817
Intangible assets, net (Note 3)	376,073	375,680
Goodwill, net	27,467	27,467
Deferred debt issue expenses, net	1,219	1,475
Total assets	728,970	695,817

Liabilities

Current liabilities
Accounts payable and accrued liabilities	60,637	60,733
Income taxes payable	7,100	2,099
Instalments on long-term debt	639	681
Deferred income taxes	2,370	1,104
Total current liabilities	70,746	64,617

Long-term debt	125,487	125,565
Deferred income taxes	40,407	38,211
Total liabilities	236,640	228,393

Shareholders’ Equity

Capital stock
Preferred shares, without par value; unlimited shares authorized: no shares issued	-	-
Series A preferred shares, without par value; shares authorized: 14,175,000; no shares issued	-	-
Series B preferred shares, without par value; shares authorized: 12,000,000; no shares issued	-	-
Common shares, without par value; unlimited shares authorized: 45,935,805 issued and outstanding as at December 31, 2006 and 45,800,581 as at September 30, 2006	263,544	262,786
Retained earnings	195,407	177,906
Additional paid-in capital	6,091	4,967
Accumulated other comprehensive income	27,288	21,765
Total shareholders’ equity	492,330	467,424
Total liabilities and shareholders’ equity	728,970	695,817

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

Consolidated Operations

(in thousands of U.S. dollars, except share related data)

(unaudited)

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2005
	$	$
Revenue	78,819	70,639

Cost of goods sold (a)	19,214	18,229
Selling and administrative expenses (a)	22,145	23,642
Research and development expenses (a)	6,211	8,894
Depreciation and amortization	5,402	5,634
	52,972	56,399

Operating income	25,847	14,240

Financial expenses	1,783	1,758
Interest income	(2,068)	(786)
Gain on foreign currency	(110)	(210)
	(395)	762

Income before income taxes	26,242	13,478
Income taxes	8,741	4,233
Net income	17,501	9,245

Income per common share
Basic	0.38	0.20
Diluted	0.34	0.19

Weighted average number of common shares
Basic	45,844,396	45,686,661
Diluted	55,203,936	55,042,690
(a) Exclusive of depreciation and amortization

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

Consolidated Shareholders’ Equity and Comprehensive Income

(in thousands of U.S. dollars, except share related data)

(unaudited)

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2005

Common shares (number)
Balance, beginning of period	45,800,581	45,682,175
Shares issued pursuant to the
stock incentive plans for cash	135,224	6,169
Balance, end of period	45,935,805	45,688,344

	$	$
Common shares
Balance, beginning of period	262,786	261,714
Shares issued pursuant to the
stock incentive plans for cash	758	66
Balance, end of period	263,544	261,780

Retained earnings
Balance, beginning of period	177,906	138,787
Net income	17,501	9,245
Balance, end of period	195,407	148,032

Additional paid-in capital
Balance, beginning of period	4,967	1,329
Stock-based compensation expense	1,101	1,072
Income tax deductions on stock options exercise	23	-
Balance, end of period	6,091	2,401

Accumulated other comprehensive income
Balance, beginning of period	21,765	15,774
Foreign currency translation adjustments	5,523	(2,175)
Balance, end of period	27,288	13,599
Total shareholders' equity	492,330	425,812

Comprehensive income
Foreign currency translation adjustments	5,523	(2,175)
Net income	17,501	9,245
Total comprehensive income	23,024	7,070

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

Consolidated Cash Flows

(in thousands of U.S. dollars)

(unaudited)

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2005
	$	$
Operating activities
Net income	17,501	9,245
Non-cash items
Amortization of deferred debt issue expenses	281	275
Other depreciation and amortization	5,402	5,634
Loss on disposal and write-down of equipment	970	-
Stock-based compensation expense	1,101	1,072
Foreign currency fluctuation	353	(283)
Deferred income taxes	1,004	1,279
Changes in working capital items
Accounts receivable	(1,109)	12,876
Income taxes receivable	(1,741)	406
Inventories	677	322
Prepaid expenses and deposits	(380)	(1,724)
Accounts payable and accrued liabilities	85	(1,569)
Income taxes payable	5,045	1,727
Cash flows from operating activities	29,189	29,260
Investing activities
Acquisition of short-term investments	(24,135)	-
Disposal of short-term investments	94,346	6,997
Acquisition of property, plant and equipment	(1,373)	(566)
Disposal of property, plant and equipment	60	-
Cash flows from investing activities	68,898	6,431
Financing activities
Repayment of long-term debt	(173)	(368)
Issue of shares	758	66
Cash flows from financing activities	585	(302)
Foreign exchange gain (loss) on cash
held in foreign currencies	113	(120)
Net increase in cash
and cash equivalents	98,785	35,269
Cash and cash equivalents, beginning of period	55,830	79,969
Cash and cash equivalents, end of period	154,615	115,238

Additional information
Interest received	1,825	897
Interest paid	2,686	2,680
Income taxes paid	2,704	814

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

1.	Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company’s audited financial statements for the year ended September 30, 2006. The interim financial statements and related notes should be read in conjunction with the Company’s audited financial statements for the year ended September 30, 2006. When necessary, the financial statements include amounts based on informed estimates and best judgments of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2.	Inventories

	December 31,	September 30,
	2006	2006
	$	$

Raw materials and packaging material	14,618	15,979
Work in progress	1,187	1,413
Finished goods	21,201	19,957
	37,006	37,349

3.	Intangible Assets

December 31, 2006
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and
manufacturing rights with a:
Finite life	350,767	64,053	286,714
Indefinite life	101,734	12,375	89,359
	452,501	76,428	376,073

September 30, 2006
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and
manufacturing rights with a:
Finite life	347,117	59,404	287,713
Indefinite life	100,342	12,375	87,967
	447,459	71,779	375,680

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

4.	Segmented Information

The Company considers that it operates in a single reportable segment, the pharmaceutical industry.

The Company operates in the following geographic segments:

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2005
	$	$
Revenue
Canada
Domestic sales	12,465	10,184
Foreign sales	-	-
United States
Domestic sales	50,004	44,909
Foreign sales	1,064	1,346
Europe
Domestic sales	12,558	12,145
Foreign sales	2,578	2,022
Other	150	33
	78,819	70,639

	December 31,	September 30,
	2006	2006
	$	$
Property, plant, equipment, intangible assets and goodwill
Canada	34,805	36,409
United States	125,320	125,084
Europe	241,072	239,323
Other	30,737	31,148
	431,934	431,964

Revenue is attributed to geographic segments based on the country of origin of the sales.

5.	Financial Information Included in the Consolidated Operations

a)	Financial expenses

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2005
	$	$
Interest on long-term debt	1,357	1,375
Bank charges	66	29
Financing fees	79	79
Amortization of deferred debt issue expenses	281	275
	1,783	1,758

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

5.	Financial Information Included in the Consolidated Operations (continued)

b)	Other information
	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2005
	$	$
Rental expenses	519	290
Shipping and handling expenses	1,574	1,258
Advertising expenses	1,934	4,069
Depreciation of property, plant and equipment	1,204	1,406
Amortization of intangible assets	4,198	4,228
Stock-based compensation expense	1,101	1,072

c)	Income per common share

The following tables reconcile the numerators and the denominators of the basic and diluted income per common share computations:

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2005
	$	$
Net income available to common shareholders
Basic	17,501	9,245
Interest and amortization of deferred debt issue
expenses relating to the convertible
subordinated notes, net of income taxes	1,071	1,121
Net income available to common shareholders on a diluted basis	18,572	10,366

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2005

Weighted average number of common shares
Weighted average number of common shares
outstanding	45,844,396	45,686,661
Effect of dilutive stock options and relevant
shares issuable under stock incentive plans	435,427	431,916
Effect of dilutive convertible subordinated notes	8,924,113	8,924,113
Adjusted weighted average number of common shares outstanding	55,203,936	55,042,690

Number of common shares outstanding as at January 31, 2007	45,946,458

Options to purchase 1,268,238 and 1,180,874 common shares were outstanding as at December 31, 2006 and 2005 respectively but were not included in the computation of diluted income per share for the three-month period ended December 31, 2006 and 2005 because the exercise price of the options was greater than the average market price of the common shares.

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

5.	Financial Information Included in the Consolidated Operations (continued)

c)	Income per common share (continued)

The $125,000,000 subordinated notes are convertible into 8,924,113 common shares. The noteholders may convert their notes during any quarterly conversion period if the closing price per share for at the least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The noteholders may also convert their notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. Finally, the noteholders may also convert their notes upon the occurrence of specified corporate transactions or, if the company has called the notes for redemption. Since April 20, 2006, the Company may, at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

d)	Employee benefit plan

A subsidiary of the Company has a defined contribution plan (“The Plan”) for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay or up to limits set by the U.S. Internal Revenue Service. For the three-month period ended December 31, 2006, the Company made matching contributions to the Plan totalling $100,468 ($100,456 in 2005).

6.	Stock incentive plans

The weighted average estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2005

Weighted average fair value of options	$5.70	$6.47
Assumptions used
Expected term of options (years)	4.5	6
Expected stock price volatility	39%	44%
Risk-free interest rate	4.41%	4.01%
Expected dividend	-	-